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Exhibit 99.1

FIRST QUARTER REPORT
Three Months Ended March 31, 2004

TO OUR SHAREHOLDERS

        Decoma is pleased to announce solid first quarter growth in production sales and vehicle content in both North America and Europe at a time when there are many challenges in our industry, relatively level overall production volumes and unrelenting price concessions sought by the OEMs. The growth is largely due to the positive impact of recent acquisitions, new facility start-ups and programs, and takeover contracts. As anticipated, these positive impacts were partially offset by the negative impacts on earnings by operating losses in Europe as a result of efficiency and other performance issues at certain facilities, as well as costs incurred to support European and North American sales growth and new product launches, including investments in new facilities.

        We are confident that we are making steady progress in Europe through the European consolidation plan outlined last quarter and the strategy and execution of our new Decoma Europe management team. Our immediate priority is to focus on the successful turnaround of our underperforming European operations. It will take several quarters before it is ultimately reflected in our financial results but as our operating issues are resolved, we will continue to grow our sales, vehicle content and market share in Europe.

        During the quarter, Decoma continued to experience increased price concession demands from our OEM customers. Along with the impact of new product launches, this is having a negative effect on margins. Decoma continues to effectively combat these pressures through innovation and productivity improvements. We are always focused on providing the highest levels of service to our OEM customers and maintaining our strong relationships with them. To this end, Decoma was recently recognized by General Motors with our 8th Supplier of the Year Award, as well as awards from DaimlerChrysler, Ford and Honda for our excellent performance in quality, service, delivery, technology and price.

        Going forward, we will continue to pursue an aggressive strategy to diversify our product and customer mix, including the Asian OEMs that manufacture in North America and further expansion in the growing market of Eastern Europe. Our market and financial position remains strong despite facing many industry challenges. We will maintain and build on this position through internal growth, takeover contracts and select acquisitions.

Alan J. Power
President and Chief
Executive Officer

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075

        DECOMA INTERNATIONAL INC. is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

        This Quarterly Report contains forward looking statements within the meaning of applicable securities legislation. As such, readers are specifically referred to the "Forward Looking Statements" section of the Management's Discussion and Analysis of Results of Operations and Financial Position set out on page 18 of this report.

DECOMA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Three month periods ended March 31, 2004 and 2003

All amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") are in U.S. dollars unless otherwise noted. This MD&A is current as of May 3, 2004 and should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein, and the Company's consolidated financial statements and MD&A for the year ended December 31, 2003, included in the Company's Annual Report to Shareholders for 2003. Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

Impact of Translation of Foreign Currency Results of Operations into the Company's U.S. Dollar Reporting Currency

	Three Month Periods Ended March 31,
	2004	2003	% Change
1 Cdn dollar equals U.S. dollars	0.758	0.662	14.5%
1 Euro equals U.S. dollars	1.248	1.073	16.3%
1 British Pound equals U.S. dollars	1.840	1.602	14.9%

        The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and its U.S. dollar reporting currency. Significant changes in the exchange rates of these currencies against the U.S. dollar impact the reported U.S. dollar amounts of the Company's results of operations.

        The results of foreign operations are translated into U.S. dollars using the average exchange rates in the table above for the relevant period. Throughout this MD&A reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where significant.

        In addition to the impact of movements in exchange rates on translation of foreign operations into U.S. dollars, the Company's results can also be influenced by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases denominated in foreign currencies). However, as a result of hedging programs employed by the Company, foreign currency transactions in the current period have not been fully impacted by the movements in exchange rates. The Company records foreign currency transactions at the hedged rate.

        Finally, holding gains and losses on foreign currency denominated monetary items, which are recorded in selling, general and administrative expenses, impact reported results. This MD&A makes reference to the impact of these amounts where significant.

OVERVIEW

        Total sales grew to $702.4 million in the first quarter of 2004 compared to $561.1 million for the first quarter of 2003. Total sales benefited $63.9 million from translation. Excluding the impact of translation, total sales increased $77.4 million or 14% over the first quarter of 2003 due primarily to the acquisition of certain of Federal Mogul's original equipment automotive lighting operations (the "FM Lighting Acquisition") in the second quarter of 2003 and sales at recent new European facility start ups.

        Excluding other income, diluted earnings per share declined $0.01 in the first quarter of 2004 compared to the first quarter of 2003. This decline is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding due to the issuance in March 2003 of Cdn$100 million of 6.5% convertible unsecured subordinated debentures (the "Convertible Debentures") and to the issuance of 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.

RESULTS OF OPERATIONS

Three Month Periods Ended March 31, 2004 and 2003

Sales

	Three Month Periods Ended March 31,
	2004	2003	% Change
Light Vehicle Production Volumes [in millions]
North America	4.134	4.152	—
Western Europe	4.342	4.279	1%

Average Content Per Vehicle [U.S. dollars]
North America	$102	$87	17%
Europe	52	34	53%

Production Sales [U.S. dollars in millions]
North America	$420.7	$359.7	17%
Europe	225.4	146.5	54%
Global Tooling and Other Sales	56.3	54.9	3%

Total Sales	$702.4	$561.1	25%

        Average content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and western European light vehicle production volumes, respectively. Excluding the effects of translation, continued growth in average content per vehicle provides a measure of the Company's ability to sell its products onto new vehicle platforms and/or expand its sales onto existing vehicle platforms. Increases in average content per vehicle may result from any one or more of: the award of takeover business; the acquisition of competitors; the expansion of the Company's existing product markets (i.e. the conversion of bumpers from steel to plastic); and the introduction of new products.

North America

        North American production sales grew by 17% to $420.7 million in the first quarter of 2004. North American vehicle production volumes were substantially unchanged. However, North American average content per vehicle grew $15 or 17% to approximately $102.

        Translation of Canadian dollar sales into the Company's U.S. dollar reporting currency added approximately $32.9 million to production sales and $8 to North American content per vehicle. In addition, the FM Lighting Acquisition added approximately $18.2 million to production sales and $4 to North American content per vehicle.

        The remaining net $9.9 million increase in production sales and $3 increase in North American content per vehicle was due to:

  •
  new takeover business including fascia programs for the GMX 230 (Monte Carlo) and certain GMX 210 (Impala) models as well as certain General Motors lighting and Ford running board programs;

  •
  sales on programs that launched during or subsequent to the first quarter of 2003 including the General Motors GMX 367 (Grand Prix) and the GMX 380 (Malibu) programs;

  •
  increased content on the Ford U204 (Escape) refresh program; and

  •
  strong volumes on other high content production programs including the General Motors GMX 210 (Impala) and GMX 320 (Cadillac CTS) programs, the DaimlerChrysler DR (Ram pickup) program and the Ford EN114 (Crown Victoria, Grand Marquis) and various truck programs.

        These increases were partially offset by:

  •
  end of production on the DaimlerChrysler LH (Concorde, Intrepid and 300M) program and start up of the new Daimler Chrysler LX program in the first quarter of 2004;

  •
  lower production volumes as a result of end of production on the Ford WIN 126 (Windstar) program and the award of the replacement V229 (Freestar) fascia program to a competitor; and

  •
  lower production volumes on certain other long running high content programs including the Ford U152 (Explorer) programs.

Europe

        European production sales increased 54% to $225.4 million in the first quarter of 2004 on substantially level production volumes. European average content per vehicle grew $18 or 53% to approximately $52 for the first quarter of 2004. Content growth was driven by the translation of Euro and British Pound sales into the Company's U.S. dollar reporting currency. This added approximately $23.4 million to European production sales and $5 to European content per vehicle.

        Content growth was also driven by the ramp up of sales at recent new facility start ups including the launch of the VW Group A5 (Golf) program in the fourth quarter of 2003 with fascia production at the Company's new Belplas paint line and front end module assembly and sequencing at the Company's new Brussels Sequencing Centre; the ramp up of the VW Group T5 (Transit Van) fascia and front end module assembly and sequencing program at the Company's Modultec and Formatex facilities in Germany and Poland; and the ramp up of the DaimlerChrysler Mercedes E Class 4 Matic front end module assembly and sequencing program at the Company's Graz, Austria facility. Sales at these facilities collectively added approximately $52.8 million to production sales and $12 to European content per vehicle.

        The remaining net $2.7 million increase in production sales and $1 increase in content per vehicle are due to a number of factors including an increase in sales at Merplas resulting primarily from increased production volumes on the Jaguar X400 program. Adjusting to eliminate the impact of translation of British Pound sales into U.S. dollars, Merplas' sales increased $5.2 million. Increased sales from other new program launches, including various Audi and Porsche programs, and strong BMW Mini volumes were offset by lower volumes on certain long running high content programs such as the Ford Mondeo and various Rover programs.

Global Tooling and Other

        Tooling and other sales on a global basis were substantially unchanged at $56.3 million for the first quarter of 2004.

Sales by Customer

        The Company's sales by customer breakdown for the three month periods ended March 31, 2004 and 2003 were as follows:

	Three Month Period Ended March 31, 2004			Three Month Period Ended March 31, 2003
	North America	Europe	Global	North America	Europe	Global
Traditional "Big 3" Brands
Ford	22.9%	1.8%	24.7%	28.5%	2.0%	30.5%
GM / Opel / Vauxhall	23.9%	2.2%	26.1%	22.6%	2.1%	24.7%
Chrysler	9.9%	0.6%	10.5%	12.2%	1.0%	13.2%

	56.7%	4.6%	61.3%	63.3%	5.1%	68.4%
VW Group	—	13.4%	13.4%	0.1%	5.6%	5.7%
Mercedes	—	6.9%	6.9%	—	9.5%	9.5%
BMW	0.3%	1.6%	1.9%	0.7%	1.8%	2.5%
Ford Premier Automotive Group ("Ford PAG")	0.1%	2.4%	2.5%	—	2.0%	2.0%
Renault Nissan	1.8%	0.5%	2.3%	1.2%	0.5%	1.7%
Other	6.3%	5.4%	11.7%	4.9%	5.3%	10.2%

	65.2%	34.8%	100.0%	70.2%	29.8%	100.0%

(i) Included above are sales to Asian new domestics	4.7%	0.3%	5.0%	3.5%	0.1%	3.6%

        The Company continues to grow its sales with original equipment manufacturer ("OEM") customers outside the traditional "Big 3" automotive brands.

        The growth in sales to the VW Group is the result of the launch of the VW Group T5 (Transit Van) and A5 (Golf) fascia and front end module programs noted above and the recent launch of a number of new Audi programs. Sales to Mercedes are expected to grow with the launch of both the A Class front end module program in the second half of 2004 at Carmodul with related fascia production at Innoplas and the launch of the Mercedes W/X 164 and V/W 251 programs at Decostar in 2005.

        The Company's largest production sales programs for 2004 in each of North America and Europe are expected to include:

North America

  •
  Ford U152 (Explorer)

  •
  General Motors GMX 210 (Impala)

  •
  DaimlerChrysler LX (Magnum and 300)

  •
  DaimlerChrysler JR (Stratus, Sebring and Sebring Convertible)

  •
  Ford EN114 (Crown Victoria and Grand Marquis)

Europe

  •
  VW Group T5 (Transit Van) (front end module)

  •
  VW Group A5 (Golf) (front end module)

  •
  DaimlerChrysler Mercedes C Class

  •
  Opel Epsilon

  •
  VW Group SLW (City Car) (front end module)

Gross Margin

        Gross margin increased to $124.3 million in the first quarter of 2004 compared to $113.5 million in the first quarter of 2003. As a percentage of total sales, gross margin declined to 17.7% for the current quarter compared to 20.2% for the first quarter of 2003.

        The gross margin percentage in North America declined to 24.2% in the current quarter compared to 24.7% in the first quarter of 2003. The Company's ongoing continuous improvement programs, favourable purchase price variances on net U.S. dollar purchases within the Company's Canadian operations and increased claims for eligible research and development investment tax credits enabled the North American segment to partially offset the impact of OEM price concessions; the start up of the DaimlerChrysler LX program; spending at the Company's Decostar facility; and operating inefficiencies in the current quarter at two of the Company's trim product plants.

        European gross margin declined to 5.5% in the first quarter of 2004 compared to 9.7% in the first quarter of 2003. The decline in the European gross margin percentage is due primarily to new facility start ups and the growth in front end module assembly and sequencing sales and the lower margins associated with purchased components. In addition to the Company's new Belplas paint line, Brussels Sequencing Centre, Graz, Modultec and Formatex facilities described earlier, the Company completed the acquisition of HDO Galvano und Oberflächentechnik GmbH ("HDO") during the fourth quarter of 2003. HDO operated a chroming line adjacent to the Company's Idoplas facility in Germany. This line has been converted to allow for grille chroming and has been integrated into Idoplas' operations. The current quarter was negatively impacted by new chroming line start up and launch costs. European gross margins also continue to be negatively impacted by costs related to the DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs to ready Carmodul, the Company's new front end module assembly and sequencing facility, for this launch. Launch costs associated with various new Audi and Porsche programs, OEM pricing concessions and continued operating inefficiencies and other performance issues at the Company's Prometall facility also negatively impacted gross margin in the quarter. These negative impacts were partially offset by improvements at Merplas and the Company's paint operations at its Decorate trim facility.

        The competitive environment within the automotive industry continues to cause the Company's customers to increase pressure for price concessions and to finance or absorb more engineering costs related to product design, tooling costs and certain capital and other items. Although the Company has been largely successful in the past in responding to these pressures through improved operating efficiencies and cost reductions, customer pressure for price concessions has intensified in recent quarters. The Company remains highly focused on continuous improvement activities, however, continued significant incremental price concessions could have further adverse impacts on the Company's gross margin percentage.

Depreciation and Amortization

        Depreciation and amortization costs increased to $24.1 million for the first quarter of 2004 from $20.3 million for the comparative prior year period. Of this increase, $2.1 million is attributable to the translation of Canadian dollar, Euro and British Pound depreciation expense into the Company's U.S. dollar reporting currency. The Company's ongoing capital spending program also contributed to increased depreciation expense including the commencement of depreciation at the Company's new Belplas paint line in the fourth quarter of 2003. These increases were partially offset by a reduction in Sybex depreciation expense as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003 which is expected to reduce full year 2004 depreciation expense by approximately $2.5 million. Readers are asked to refer to the Company's MD&A for the year ended December 31, 2003 for further discussion regarding the United Kingdom impairment charge.

        Depreciation as a percentage of total sales declined to 3.4% in the current quarter compared to 3.6% for the first quarter of 2003.

        Depreciation on capital invested at Decostar will not commence until commercial production begins in 2005.

Selling, General and Administrative ("S, G&A")

        S, G&A costs were $46.3 million for the first quarter of 2004, up from $40.3 million for the first quarter of 2003. This increase reflects the translation of Canadian dollar, Euro and British Pound S, G&A costs into the Company's U.S. dollar reporting currency which increased reported S, G&A costs by $4.5 million. This increase was partially offset by a $2.9 million decline in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

        The remaining $4.4 million increase in S, G&A expense is related primarily to the Company's Belplas paint line launch and Brussels Sequencing Centre takeover; the new chrome line start up and launch in Europe; the FM Lighting Acquisition; and increased costs within the Company's systems integration operation as a result of increased front end and lift gate module program quoting activity.

        The impact of the Company's change in accounting policy to expense stock options granted on or after January 1, 2003 has been applied retroactively and therefore did not contribute to the increase in SG&A expense (readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein).

        As a percentage of total sales, S, G&A declined to 6.6% for the current quarter compared to 7.2% for the first quarter of 2003.

        In addition to the benefits provided by Magna to Decoma under the affiliation agreement noted below, Magna provides certain management and administrative services to the Company, including specialized legal, environmental, immigration, tax, treasury, information systems (including wide area network infrastructure and support services) and employee relations services (including administration of Decoma's Employee Equity Participation and Profit Sharing Program), in return for a specific amount negotiated between the Company and Magna. This amount includes an allocated share of the facility and overhead costs dedicated to providing such services. The Company is currently in discussions with Magna with respect to a formal long-term agreement detailing these arrangements. The cost of management and administrative services provided by Magna and included in S, G&A was $0.7 million compared to $0.9 million for the first quarters of 2004 and 2003, respectively.

Affiliation and Social Fees

        The Company is party to an affiliation agreement with Magna that provides for the payment by Decoma of an affiliation fee. The affiliation agreement provides the Company with, amongst other things, certain trademark rights, access to Magna's management and to its operating principles and policies, internal audit services, Tier 1 development assistance, global expansion assistance, vehicle system integration and modular product strategy assistance and sharing of best practices in areas such as new management techniques, employee benefits and programs, marketing and technology development initiatives.

        Affiliation fees payable under the affiliation agreement are 1% of Decoma's consolidated net sales (as defined in the agreement) less a fee holiday on 100% of consolidated net sales derived from future business acquisitions in the calendar year of the acquisition and 50% of consolidated net sales derived from future business acquisitions in the first calendar year following the year of acquisition.

        In addition, Decoma's corporate constitution specifies that the Company will allocate a maximum of 2% of its profit before tax to support social and charitable activities. The Company pays 1.5% of its consolidated pretax profits to Magna which in turn allocates such amount to social and other charitable programs on behalf of Magna and its affiliated companies, including Decoma.

        Affiliation and social fees expense increased to $7.3 million from $6.2 million for the first quarters of 2004 and 2003, respectively. The increase in affiliation and social fees expense is the result of an increase in consolidated net sales on which the affiliation fees are calculated.

        Affiliation and social fee expense as a percentage of total sales declined to 1.0% in the current quarter compared to 1.1% in the first quarter of 2003 due to the affiliation fee holiday described above on consolidated net sales derived from business acquisitions.

Operating Income

	Three Month Periods Ended March 31,
(U.S. dollars in millions)	2004	2003	% Change
Operating Income
North America	$59.4	$54.0	10%
Europe	(10.7)	(2.8)
Corporate	(2.1)	(4.6)

Total Operating Income	$46.6	$46.6	—%

        As a percentage of total sales, operating income was 6.6% for the first quarter of 2004 compared to 8.3% for the first quarter of 2003.

        The decline in the corporate segment operating loss is primarily attributable to a $1.9 million reduction in foreign exchange losses which were high in 2003 as a result of U.S. dollar denominated monetary items held in Canada and the strengthening of the Canadian dollar relative to the U.S. dollar.

North America

        North American operating income increased to $59.4 million from $54.0 million for the first quarters of 2004 and 2003, respectively. As a percentage of total North American sales, North American operating income was 13.0% in the current quarter compared to 13.7% in the first quarter of 2003.

        The 0.7% decline in North American operating income as a percentage of total sales is the result of:

  •
  the 0.5% decline in gross margin explained above; and

  •
  a 0.2% increase in S, G&A expenses as a percentage of total sales from 6.1% in the comparative quarter to 6.3% in the current quarter primarily as a result of increased costs with the Company's systems integration operations and costs as a result of the FM Lighting Acquisition.

Europe

        European operating losses were $10.7 million in the current quarter compared to $2.8 million in the first quarter of 2003.

        European operating income continues to be negatively impacted by efficiency and other performance issues at the Company's Prometall facility. This is a metal trim facility located in Germany which, amongst other processes, anodizes parts. As a result of a significant increase in business volumes, primarily new Audi business, Prometall's operations were transferred to a new and larger facility in 2003. Prometall continues to incur significant costs to polish and rework anodized parts and continues to outsource a significant volume of anodized production due to a current over capacity condition in anodizing due to anodizing yields being below standard. Although the Company is making some progress in addressing the current operating issues at this facility, progress is slow and a significant improvement in Prometall's operating losses is not expected in the near term. Operating income at Prometall declined by $4.1 million in the first quarter of 2004 over the comparable prior year period.

        In addition, the Company launched its new Belplas paint line in the fourth quarter of 2003 to service a portion of the production volume on the VW Group A5 (Golf) program. With the initial start up of the paint line, first run yields are currently well below standard. However, performance is gradually improving. In addition, this paint line has significant open capacity. The Company's continental Europe paint capacity consolidation plan, announced in the fourth quarter of 2003, is expected to significantly improve the utilization of the Belplas paint line in 2005. Readers are asked to refer to the "Continental Europe Paint Capacity Consolidation Plan" section of this MD&A for further discussion. Operating losses at Belplas, and the related Brussels Sequencing Centre, increased $5.2 million in the first quarter of 2004 over the comparable prior year period as a result of the issues described above.

        Operating results were also negatively impacted by:

  •
  costs associated with various Porsche programs launching at a new assembly and sequencing facility in Zuffenhausen, Germany with fascia and related trim production currently at the Company's Decoform facility and third parties (Decoform Porsche production will be shifted to Belplas as the Company implements its continental Europe paint capacity consolidation plan);

  •
  costs associated with the Company's new Formatex moulding, assembly and sequencing facility located in Poland which is currently servicing the VW Group T5 (Transit Van), and preparing to launch the SLW (City Car), Polish production programs;

  •
  chrome line start up and launch costs; and

  •
  costs associated with the DaimlerChrysler Mercedes A Class program which will launch in the second half of 2004 including costs to ready the Company's new Carmodul facility for launch.

        The above costs were offset by:

  •
  the ramp up of the Company's Modultec mould in colour, assembly and sequencing facility which was launched in Germany in the fourth quarter of 2002 to supply the VW Group T5 (Transit Van) program and the Company's Graz, Austria assembly and sequencing facility which was launched in the first quarter of 2003 to supply Magna Steyr's DaimlerChrysler Mercedes E Class 4 Matic program (the aggregate net change in operating income in the first quarter of 2004 compared to 2003 at Modultec and Graz, was an improvement of $1.4 million);

  •
  improvements at the Company's other European facilities, most notably within the paint operations at its Decorate trim facility in Germany;

  •
  lower depreciation expense at Sybex as a result of the United Kingdom impairment charge taken in the fourth quarter of 2003; and

  •
  lower operating losses at Merplas which improved to $2.3 million from $3.8 million for the first quarters of 2004 and 2003, respectively. Adjusting to eliminate the impact of translation of British Pound operating losses into U.S. dollars, Merplas' operating loss improved $2.1 million. The improvement is the result of higher sales and the impact of significant performance improvements implemented over the last two years.

Interest Expense

        Interest expense was substantially unchanged at $2.7 million. Interest capitalized on the Company's Decostar and Belplas paint line projects was $0.3 million and $0.2 million in the first quarters of 2004 and 2003, respectively.

        Reduced interest expense as a result of the repayment of debt due to Magna with lower cost bank borrowings was offset by translation of Canadian dollar and Euro interest into the Company's U.S. dollar reporting currency. The original interest rate on the first and second tranches of Euro denominated debt due to Magna was 7.0%. The first and second tranches were due October 1, 2002 and October 1, 2003, respectively. However, since the original maturity dates of this debt, the Company, with Magna's consent, had been extending the repayment of this debt at 90 day intervals at market interest rates ranging from 3.14% to 4.29%. This debt was repaid in December 2003 and January 2004 through draws on the Company's bank credit facility.

        Interest on debt due to Magna and its affiliates and included in reported interest expense amounted to $2.2 million compared to $2.7 million for the first quarters of 2004 and 2003, respectively. The third tranche of Euro denominated debt due to Magna, totalling $87.1 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%. Canadian dollar denominated debt due to Magna totalling Cdn$45.6 million is due June 30, 2004 and bears interest at 3.07%.

Amortization of Discount on Convertible Series Preferred Shares

        The Company's amortization of the discount on the portion of the Convertible Series Preferred Shares held by Magna classified as debt decreased to $1.2 million for the current quarter compared to $2.0 million for the first quarter of 2003. Amortization in 2004 is limited to amortization on the Series 5 Convertible Series Preferred Shares as the Series 4 Convertible Series Preferred Shares were fully amortized as of December 31, 2003.

Other Income

        Other income in 2003 of $1.4 million represents the recognition in income of a pro rata amount of the Company's cumulative translation adjustment account on the permanent repatriation of $75 million of the Company's net investment in its United States operations. This amount was not subject to tax.

Income Taxes

        The Company's effective income tax rate decreased to 37.2% from 38.0% for the first quarters of 2004 and 2003, respectively. The Company's other income in the first quarter of 2003 was not subject to tax. Excluding other income, the Company's effective tax rate for the first quarter of 2003 was 39.2%.

        The reduction in the Company's effective tax rate is the result of an increase in income generated in lower tax rate jurisdictions and recent business reorganizations which contributed to a reduction in the effective rate, partially offset by an increase in statutory Ontario, Canada tax rates.

        The Company's effective tax rate continues to be high due to Convertible Series Preferred Share amortization which is not deductible for tax purposes and losses which are not being tax benefited. Cumulative unbenefited tax loss carryforwards, primarily in the United Kingdom, Germany, Belgium and Poland, total approximately $155 million. Substantially all of these losses have no expiry date and will be available to shelter future taxable income in these jurisdictions. The Company's effective tax rate in future periods could increase if losses in the United Kingdom, Germany, Belgium and Poland grow.

Net Income

        Net income was substantially unchanged at $27.2 million compared to $27.1 million for the first quarters of 2004 and 2003, respectively.

        Excluding other income, the Company's net income improved $1.5 million which is primarily attributable to reduced Convertible Series Preferred Share amortization and the lower effective tax rate.

Financing Charges

        Financing charges on the Convertible Series Preferred Shares held by Magna (comprised of dividends declared on the Convertible Series Preferred Shares less the reduction of the Convertible Series Preferred Shares dividend equity component) decreased to $0.5 million for the current quarter from $1.4 million for the comparable prior year period. The decrease reflects the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into the Company's Class A Subordinate Voting Shares in August 2003.

        In March of 2003, the Company issued the Convertible Debentures. Financing charges, net of income tax recoveries, related to the Convertible Debentures were $1.0 million in the current quarter. Readers are asked to refer to the Company's consolidated financial statements and MD&A for the year ended December 31, 2003 for a discussion of the accounting for the Convertible Debentures.

Diluted Earnings Per Share

	Three Month Periods Ended March 31,
	2004	2003	% Change
Earnings per Class A Subordinate Voting or Class B Share [U.S. dollars]
Basic	$0.31	$0.38	(18%	)
Diluted	0.27	0.30	(10%	)

Average number of Class A Subordinate Voting and Class B Shares outstanding [in millions]
Basic	83.5	68.1	23%
Diluted	106.3	98.4	8%

        The increase in the weighted average number of basic Class A Subordinate Voting and Class B Shares outstanding is due to the issuance of 14,895,729 Class A Subordinate Voting Shares on conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares during the third quarter of 2003. This transaction negatively impacted basic earnings per share but had no impact on diluted shares outstanding or diluted earnings per share.

        Diluted earnings per share for the current quarter declined to $0.27. Excluding other income, the Company's diluted earnings per share for the first quarter of 2003 was $0.28. The $0.01 decline in diluted earnings per share excluding other income is primarily attributable to an increase in the average number of diluted Class A Subordinate Voting and Class B Shares outstanding due to the issuance in March 2003 of the Convertible Debentures and to the issuance of 548,600 Class A Subordinate Voting Shares to the Decoma employee deferred profit sharing program during the second quarter of 2003.

        The maximum number of shares that would be outstanding if all of the Company's stock options, Convertible Series Preferred Shares and Convertible Debentures issued and outstanding as at March 31, 2004 were exercised or converted would be 109.1 million. Readers are asked to refer to note 7 of the Company's unaudited interim consolidated financial statements for the three month period ended March 31, 2004, included elsewhere herein, for further discussion.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash Flows for the Three Month Periods Ended March 31, 2004 and 2003

	Three Month Periods Ended March 31,
(U.S. dollars in millions)
	2004	2003
EBITDA
North America	$76.2	$68.1
Europe	(3.4)	3.4
Corporate	(2.1)	(4.6)

	70.7	66.9
Interest, cash taxes and other operating cash flows	(14.9)	(19.8)

Cash flow from operations before changes in non-cash working capital	55.8	47.1
Cash generated from (invested in) non-cash working capital	9.5	(3.5)
Fixed and other asset spending, net
North America	(15.1)	(20.9)
Europe	(17.7)	(7.1)
Dividends
Convertible Series Preferred Shares	(2.2)	(3.1)
Class A Subordinate Voting and Class B Shares	(5.8)	(4.1)

Cash generated and available for debt reduction	24.5	8.4
Repayments of debt due to Magna	(3.6)	—
Net decrease in long-term debt	(0.6)	(0.3)
Net decrease in bank indebtedness	(38.2)	(19.7)
Issuance of Convertible Debentures	—	66.1
Foreign exchange on cash and cash equivalents	(0.5)	2.3

Net (decrease) increase in cash and cash equivalents	$(18.4)	$56.8

        The Company has presented EBITDA as supplementary information concerning the cash flows of the Company and its operating segments. The breakdown of both EBITDA and fixed and other asset spending by segment provides readers with an indication of where cash is being generated and used. The Company defines EBITDA (totalling $70.7 million and $66.9 million in the first quarters of 2004 and 2003, respectively) as operating income ($46.6 million in both the first quarters of 2004 and 2003) plus depreciation and amortization ($24.1 million and $20.3 million in 2004 and 2003, respectively) based on the respective amounts presented in the Company's unaudited interim consolidated statements of income included elsewhere herein. However, EBITDA does not have any standardized meaning under Canadian GAAP and is, therefore, unlikely to be comparable to similar measures presented by other issuers.

Cash Generated and Available for Debt Reduction

        Cash generated from operations and non-cash working capital exceeded capital spending and dividends by $24.5 million for the first quarter of 2004 compared to $8.4 million for the first quarter of 2003.

        The improvement is due primarily to higher EBITDA and to $9.5 million generated from non-cash working capital in the current quarter. The reduction in working capital is due primarily to an increase in days in accounts payable from 46 at the end of the first quarter of 2003 to 51 at the end of the current quarter.

        Increased capital spending and dividends partially offset the favourable impact of cash generated from working capital.

Investing Activities

        Capital spending on a global basis totalled $32.8 million in the first quarter of 2004.

        Given economic uncertainties throughout 2001 and 2002, the Company eliminated or delayed planned capital spending wherever possible. Due to prior deferrals of previously planned facility upgrade and other process related and improvement projects, capital spending increased in 2003 and will remain high in 2004. In addition, capital spending in 2003 included spending to complete the Belgium paint line, Decostar spending and significant European spending related to new facility and program launches. Spending for 2004 is expected to approximate $151 million. Readers are asked to refer to the "Financial Condition, Liquidity and Capital Resources — Unused and Available Financing Resources" section of this MD&A for further discussion.

        Current period capital spending includes continued Decostar spending, Formatex spending as this facility prepares for the VW Group SLW (City Car) launch and spending related to the DaimlerChrysler Mercedes A Class program including spending to ready the Company's new Carmodul facility for the launch of this program in the second half of 2004.

Dividends

        Dividends paid on the Company's Convertible Series Preferred Shares were $2.2 million for the current quarter down from $3.1 million in the comparative prior year period due to the conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into Class A Subordinate Voting Shares in August of 2003, partially offset by the translation of Canadian dollar dividends into the Company's U.S. dollar reporting currency.

        Dividends paid in the first quarters of 2004 and 2003 on Class A Subordinate Voting and Class B Shares were US$0.07 and US$0.06 per share in respect of the three month periods ended December 31, 2003 and 2002, respectively.

        Total dividends paid increased to $5.8 million in the current quarter from $4.1 million in the comparable prior year period due to the increase in the dividend rate and the number of shares outstanding primarily as a result of the Series 1, 2 and 3 Convertible Series Preferred Share conversion.

        Subsequent to March 31, 2004, the board of directors of the Company declared a dividend of US$0.07 per Class A Subordinate Voting and Class B Share in respect of the three month period ended March 31, 2004.

Financing Activities

        The $24.5 million excess of cash generated from operations and non-cash working capital over capital spending and dividends was used to repay debt due to Magna of $3.6 million and to reduce bank indebtedness.

        Bank indebtedness declined to $135.4 million at March 31, 2004 compared to $177.3 million at December 31, 2003. Cash and cash equivalents at March 31, 2004 were $75.2 million compared to $93.5 million at December 31, 2003.

        The Company's bank indebtedness is currently drawn substantially in Canada. However, the Company held cash primarily in jurisdictions other than Canada at the quarter end. Although there are no long-term restrictions on the flow of funds from one jurisdiction to the other, there may be costs, such as withholding taxes, to move funds between jurisdictions. As a result, the Company is not always able to immediately apply the cash held in certain jurisdictions against bank borrowings in other jurisdictions.

Consolidated Capitalization

(U.S. dollars in millions)	March 31, 2004		December 31, 2003
Cash and cash equivalents	$(75.2)		$(93.5)
Bank indebtedness	135.4		177.3

	60.2		83.8
Debt due within twelve months
Due to Magna, repaid in January 2004	—		3.5
Due to Magna June 30, 2004
(previously due March 31, 2004)	45.6		46.5
Due to Magna December 31, 2004	87.1		90.6
Other	5.4		6.0

	138.1		146.6
Long-term debt	10.5		11.2

Net Conventional Debt	$208.8	21.2%	$241.6	24.0%

Liability portion of Series 4 and 5 Convertible Series
Preferred Shares, held by Magna
Current	$148.9		$150.6

	$148.9	15.1%	$150.6	15.0%

Shareholders' equity
Convertible Debentures	$67.7	6.9%	$66.1	6.6%
Other	558.7	56.8%	546.3	54.4%

	$626	63.7%	$612.4	61.0%

Total Capitalization	$984	100.0%	$1,004.6	100.0%

        The Convertible Debentures and the Series 4 and 5 Convertible Series Preferred Shares are convertible into Class A Subordinate Voting Shares at the holders' option at fixed prices (Cdn$13.25 per share in the case of the Debentures and Cdn$13.20 per share in the case of the Series 4 and 5 Convertible Series Preferred Shares). The Company's Class A Subordinate Voting Shares closed at Cdn$12.48 on April 20, 2004, and have traded between Cdn$10.35 and Cdn$14.95 over the 52 week period ended April 20, 2004. As a result, it is possible that all, or a portion, of the Convertible Debentures and the Series 4 and 5 Convertible Series Preferred Shares will be settled with Class A Subordinate Voting Shares if the holders exercise their fixed price conversion options. The possible conversions of the Company's Convertible Debentures and Series 4 and 5 Convertible Series Preferred Shares into Class A Subordinate Voting Shares is reflected in the Company's reported diluted earnings per share.

        Readers are asked to refer to the company's MD&A for the year ended December 31, 2003 for further discussion on the terms of the Convertible Series Preferred Shares and Convertible Debentures.

        The Company's Net Conventional Debt to Total Capitalization at March 31, 2004 was 21.2% compared to 24.0% at December 31, 2003. This measure treats the Company's hybrid Convertible Debenture and Convertible Series Preferred Share instruments like equity rather than debt given their possible conversion into Class A Subordinate Voting Shares.

        The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares to Total Capitalization, has improved to 36.3% at March 31, 2004 compared to 39.0% at December 31, 2003. This measure treats the liability portions of the Convertible Series Preferred Shares like debt rather than equity given their possible retraction for cash. The Series 4 Convertible Series Preferred Shares are retractable for cash at Magna's option at any time and the Series 5 Convertible Series Preferred Shares are retractable commencing December 31, 2004.

        The Company's Net Conventional Debt plus the liability portions of the Convertible Series Preferred Shares plus the Convertible Debentures to Total Capitalization was 43.2% at March 31, 2004 compared to 45.6% at December 31, 2003. In addition to the liability portions of the Convertible Series Preferred Shares, this measure treats the Convertible Debentures like debt rather than equity given the possibility of settling them for cash on maturity or redemption rather than for Class A Subordinate Voting Shares.

        The Canadian Institute of Chartered Accountants (the "CICA") recently amended Handbook Section 3860, "Financial Instruments — Disclosure and Presentation", to require certain obligations that may be settled with an entity's own equity instruments to be reflected as a liability. The amendments must be adopted in the Company's 2005 consolidated financial statements with retroactive application. Upon adoption, the Convertible Debentures currently presented entirely within equity on the consolidated balance sheet will have to be presented in part as a liability and in part as equity and the related liability carrying costs will be presented as a charge to net income.

Unused and Available Financing Resources

        At March 31, 2004 the Company had cash on hand of $75.2 million and $164.6 million of unused and available credit representing the unused and available portion of the Company's $300 million extendible, revolving credit facility. This credit facility expires on May 27, 2004 at which time Decoma may request, subject to lender approval, further revolving 364 day extensions.

        Debt, excluding bank indebtedness, that comes due in the next twelve months totals $138.1 million including debt due to Magna of $45.6 million due June 30, 2004 and $87.1 million due December 31, 2004.

        Since the original maturity of the amount due June 30, 2004, the Company, with Magna's consent, has been extending the repayment of this debt at 90 day intervals at market interest rates. Although the Company expects Magna to continue to extend the repayment date for this debt, there can be no assurance that Magna will do so.

        The Company anticipates that working capital investments, capital expenditures and currently scheduled repayments of debt will exceed cash generated from operations in 2004. As a result, the Company is dependent on its lenders to continue to revolve its existing $300 million credit facility. The Company is currently in discussions with its bank syndicate to expand the principal amount, extend the term and favourably amend the financial covenants of its current credit facility. Although the Company expects to successfully secure credit on these terms, there can be no assurance that it will be able to do so. In addition, the Company may seek additional debt or equity financing and/or pursue further extensions of the maturity dates of debt due to Magna or work with Magna to establish a new fixed long-term amortization schedule related to this debt.

        The Company, in conjunction with a number of Magna affiliated companies, has sponsored a finance program for tooling suppliers to finance tooling under construction for the Company. The sponsors have received notice from the lender of its intention to not advance further amounts under this facility.

        Once existing tooling programs currently funded under this facility are concluded, the facility will be terminated. The Company has historically made limited use of this facility. Accordingly, its termination will not have a significant impact on the Company. As at March 31, 2004, $0.3 million had been advanced to tooling suppliers under the Company's portion of this facility which is included in accounts payable.

Off Balance Sheet Financing

        The Company's off balance sheet financing arrangements are limited to operating lease contracts.

        A number of the Company's facilities are subject to operating leases with Magna and with third parties. As of December 31, 2003, operating lease commitments for facilities totalled $25.6 million for 2004 including $13.1 million under lease arrangements with affiliates of Magna. For 2008, total operating lease commitments for facilities are $19.2 million including $11.9 million under lease arrangements with affiliates of Magna. In certain situations, the Company has posted letters of credit to collateralize lease obligations.

        The Company also has third party operating lease commitments for equipment. These leases are generally of shorter duration. As of December 31, 2003, operating lease commitments for equipment total $8.2 million for 2004. For 2008, operating lease commitments for equipment totalled $3.3 million.

        Although the Company's consolidated contractual annual lease commitments decline year by year, existing leases will either be renewed or replaced resulting in lease commitments being sustained at current levels or the Company will incur capital expenditures to acquire equivalent capacity.

Ford Production Purchasing Global Terms and Conditions

        Ford Motor Company ("Ford") recently updated its Production Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the Global Terms, Ford and its "related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies". "Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

        Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").

        Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against Decoma and Decoma is not aware of any existing material liability of the Magna Group to the Ford Group which could be applied by the Ford Group in such a manner. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

Return on Investment

        Decoma defines after tax return on common equity as net income attributable to Class A Subordinate Voting and Class B Shares over shareholders' equity excluding Convertible Debentures and the equity portion of Convertible Series Preferred Shares. After tax return on common equity was 19% for three month period ended March 31, 2004 compared to 15% for the year ended December 31, 2003. The conversion of the Series 1, 2 and 3 Convertible Series Preferred Shares into Class A Subordinate Voting Shares during 2003 and translation, particularly of European net assets into the Company's U.S. dollar reporting currency, has negatively impacted after tax return on common equity. 2003 was also negatively impacted by the United Kingdom impairment and continental Europe paint capacity consolidation charges.

        Each operating segment's return on investment is measured using return on funds employed. Return on funds employed is defined as operating income plus equity income divided by long-term assets, excluding future tax assets, plus non-cash working capital. Return on funds employed represents a return on investment measure before the impacts of capital structure. The Company views capital structure as a corporate, rather than operating segment, decision.

	Return on Funds Employed				Funds Employed
	Three Month Period Ended March 31, 2004				As at
[U.S. dollars in millions]			Year Ended December 31, 2003		March 31, 2004	December 31, 2003
North America	34%		34%		$684.1	$721.0
Europe	(14%	)	(17%	)	318.9	312.7
Corporate	n/a		n/a		31.9	21.0

Global	18%		17%		$1,034.9	$1,054.7

        Return on funds employed was 18% in the first quarter of 2004 compared to 17% for 2003. Return on funds employed for 2003 was negatively impacted by the United Kingdom impairment and continental Europe paint capacity consolidation charges and higher non-cash working capital investments. Increased investments in Europe, particularly with the new Belplas paint line, and in North America at Decostar and translation, particularly of European funds employed into the Company's U.S. dollar reporting currency, continue to negatively impact return on funds employed.

CONTINENTAL EUROPE PAINT CAPACITY CONSOLIDATION PLAN

        During the fourth quarter of 2003 the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

        The consolidation will result in severance costs associated with a reduction of the Decoform workforce of 284 employees which were accrued in the fourth quarter of 2003.

        Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004. A continuity of the severance accrual related to this consolidation plan is as follows:

(U.S. dollars, in thousands)
Balance, December 31, 2003	$6,799
Payments	(50)
Currency translation	(258)

Balance, March 31, 2004	$6,491

ACCOUNTING POLICY CHANGES

Stock-based Compensation

        As provided for by new accounting recommendations of the CICA, the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. The impact of this accounting policy change on reported net income and earnings per share was not significant. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

Asset Retirement Obligations

        As provided for by new accounting recommendations of the CICA, the Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

        These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. The impact of this accounting policy change on reported net income and earnings per share was not significant. However, this policy change did result in an increase in other long-term liabilities of $3.3 million, an increase in fixed assets of $1.7 million and reductions in future tax liabilities of $0.3 million, the current translation adjustment of $0.2 million and retained earnings of $1.1 million at March 31, 2004. Readers are asked to refer to note 5 to the Company's unaudited interim consolidated financial statements included elsewhere herein for further discussion.

Separately Priced Tooling Contracts

        The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.

        While the application of EIC-142 must be based on the facts and circumstances of new revenue arrangements, the Company anticipates that substantially all of its multiple element arrangements involving the sale of both tooling and subsequent parts production will result in tooling being accounted for on a gross basis as a separate revenue element, which accounting treatment is consistent with the Company's historic revenue recognition practices.

OTHER SELECTED FINANCIAL INFORMATION

        The Company is required to disclose material changes in its contractual obligations from the amounts disclosed as of December 31, 2003 in the Company's MD&A for the year ended December 31, 2003. There have been no material changes in the Company's contractual obligations during the first quarter of 2004 that are outside the ordinary course of business.

FORWARD LOOKING STATEMENTS

        The contents of this MD&A contain statements which, to the extent that they are not recitations of historical fact, constitute "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "anticipate", "believe", "expect" and similar expressions are intended to identify forward looking statements. Persons reading this MD&A are cautioned that such statements are only predictions and that the Company's actual future results or performance may be materially different. In evaluating such forward looking statements readers should specifically consider the various risk factors which could cause actual events or results to differ materially from those indicated by such forward looking statements. These risks and uncertainties include, but are not limited to, specific risks relating to the Company's relationship with its customers, the automotive industry in general and the economy as a whole. Such risks specifically include, without limitation; the Company's reliance on its major OEM customers; increased pricing concession and cost absorption pressures from the Company's customers; the impact of production volumes and product mix on the Company's financial performance, including changes in the actual customer production volumes compared to original planning volumes; program delays and/or cancellations; the extent, nature and duration of purchasing or leasing incentive programs offered by automotive manufacturers and the impact of such programs on future consumer demand; warranty, recall and product liability costs and risks; the continuation and extent of automotive outsourcing by automotive manufacturers; changes in vehicle pricing and the resulting impact on consumer demand; the Company's operating and/or financial performance, including the affect of new accounting standards that are promulgated from time to time (such as the ongoing requirement for impairment testing of long-lived assets) on the Company's financial results; the Company's ability to finance its business requirements and access capital markets; the Company's continued compliance with credit facility covenant requirements; trade and labour issues or disruptions impacting the Company's operations and those of its customers; the Company's ability to identify, complete and integrate acquisitions and to realize projected synergies relating thereto; the impact of environmental related matters including emission regulations; risks associated with the launch of new facilities, including cost overruns and construction delays; technological developments by the Company's competitors; fluctuations in fuel prices and availability; electricity and natural gas cost volatility; government and regulatory policies and the Company's ability to anticipate or respond to changes therein; the Company's relationship with Magna; currency exposure risk; fluctuations in interest rates; changes in consumer and business confidence levels; consumer personal debt levels; disruptions to the economy relating to acts of terrorism or war; and other changes in the competitive environment in which the Company operates. In addition, and without limiting the above, readers are cautioned that the specific forward looking statements contained herein relating to the Company's ability to successfully implement European improvement plans; the cost and timing of completion of the continental Europe paint capacity consolidation plan; the possible conversion of the Company's Convertible Debentures and Convertible Series Preferred Shares to Class A Subordinate Voting Shares; the Company's ability to raise necessary future financing; capital spending estimates; and the recoverability of the Company's remaining goodwill and other long lived assets, are all subject to significant risk and uncertainty. Readers are also referred to the discussion of "Other Factors" set out in the Company's Annual Information Form dated May 20, 2003, wherein certain of the above risk factors are discussed in further detail. The Company expressly disclaims any intention and undertakes no obligation to update or revise any forward looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

DECOMA INTERNATIONAL INC.
Consolidated Balance Sheets
(Unaudited)

(U.S. dollars in thousands)	As at March 31, 2004	As at December 31, 2003
		(restated - see note 5)
ASSETS
Current assets:
Cash and cash equivalents	$75,171	$93,545
Accounts receivable	437,610	395,040
Inventories	225,386	216,502
Income taxes receivable	9,581	4,015
Prepaid expenses and other	21,082	18,267

	768,830	727,369

Investments (note 5)	21,172	20,773

Fixed assets, net (note 5)	679,181	682,294

Goodwill, net	69,829	71,106

Future tax assets	6,797	10,556

Other assets	16,448	18,390

	$1,562,257	$1,530,488

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness (note 6 [b])	$135,430	$177,288
Accounts payable	284,182	226,114
Accrued salaries and wages	73,913	68,298
Other accrued liabilities	87,296	77,260
Long-term debt due within one year	4,274	4,856
Debt due to Magna and its affiliates within one year (note 6 [b])	133,834	141,804
Convertible Series Preferred Shares, held by Magna (note 6 [a])	148,858	150,572

	867,787	846,192

Long-term debt	10,532	11,194

Other long-term liabilities (note 5)	11,015	10,784

Future tax liabilities (note 5)	46,568	49,879

Shareholders' equity:
Convertible Debentures (note 12)	67,652	66,127
Convertible Series Preferred Shares (note 7)	7,309	8,826
Class A Subordinate Voting Shares (note 7)	287,139	287,137
Class B Shares (note 7)	30,594	30,594
Contributed surplus (note 5)	341	267
Retained earnings	175,782	155,975
Currency translation adjustment (note 5)	57,538	63,513

	626,355	612,439

	$1,562,257	$1,530,488

See accompanying notes

DECOMA INTERNATIONAL INC.
Consolidated Statements of Income and Retained Earnings
(Unaudited)

	Three Month Periods Ended March 31,
(U.S. dollars, in thousands except share and per share figures)
	2004	2003
		(restated — see note 5)
Sales	$702,409	$561,143

Cost of goods sold	578,148	447,675
Depreciation and amortization	24,098	20,320
Selling, general and administrative (notes 5 & 9)	46,266	40,367
Affiliation and social fees	7,297	6,180

Operating income	46,600	46,601
Equity income	(603)	(429)
Interest expense, net	2,690	2,749
Amortization of discount on Convertible Series Preferred Shares, held by Magna	1,212	2,046
Other income (note 13)	—	(1,387)

Income before income taxes	43,301	43,622
Income taxes	16,091	16,560

Net income	$27,210	$27,062

Financing charges on Convertible Series Preferred Shares held by Magna and Convertible Debentures, net of taxes (note 12)	$(1,557)	$(1,464)

Net income attributable to Class A Subordinate Voting and Class B Shares	25,653	25,598
Retained earnings, beginning of period	156,984	111,450
Dividends on Class A Subordinate Voting and Class B Shares	(5,846)	(4,084)
Adjustment for change in accounting policy for asset retirement obligations (note 5)	(1,009)	(735)

Retained earnings, end of period	$175,782	$132,229

Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.31	$0.38
Diluted	$0.27	$0.30

Average number of Class A Subordinate Voting and Class B Shares outstanding (in thousands)
Basic	83,508	68,063
Diluted	106,331	98,449

See accompanying notes

DECOMA INTERNATIONAL INC.
Consolidated Statements of Cash Flows
(Unaudited)

	Three Month Periods Ended March 31,
(U.S. dollars, in thousands)
	2004	2003
		(restated — see note 5)
Cash provided from (used for):
OPERATING ACTIVITIES
Net income	$27,210	$27,062
Items not involving current cash flows	28,603	20,084

	55,813	47,146
Changes in non-cash working capital	9,468	(3,493)

	65,281	43,653

INVESTING ACTIVITIES
Fixed asset additions	(32,208)	(27,564)
Increase in investments and other assets	(633)	(702)
Proceeds from disposition of fixed and other assets	72	250

	(32,769)	(28,016)

FINANCING ACTIVITIES
Decrease in bank indebtedness	(38,239)	(19,667)
Repayments of debt due to Magna and its affiliates	(3,569)	(25)
Decrease in long term debt	(613)	(411)
Issuance of Convertible Debentures (note 12)	—	66,128
Dividends on Convertible Series Preferred Shares	(2,162)	(3,141)
Dividends on Class A Subordinate Voting and Class B Shares	(5,846)	(4,084)

	(50,429)	38,800

Effect of exchange rate changes on cash and cash equivalents	(457)	2,321

Net (decrease) increase in cash and cash equivalents during the period	(18,374)	56,758
Cash and cash equivalents, beginning of period	93,545	82,059

Cash and cash equivalents, end of period	$75,171	$138,817

See accompanying notes

DECOMA INTERNATIONAL INC.
Notes to Consolidated Financial Statements
(Unaudited)

Three month periods ended March 31, 2004 and 2003

1.     The Company

        Decoma International Inc. ("Decoma" or the "Company") is a full service supplier of exterior vehicle appearance systems for the world's automotive industry. Decoma designs, engineers and manufactures automotive exterior components and systems which include fascias (bumpers), front and rear end modules, plastic body panels, roof modules, exterior trim components, sealing and greenhouse systems and lighting components for cars and light trucks (including sport utility vehicles and mini vans).

2.     Basis of Presentation

        The unaudited interim consolidated financial statements of Decoma have been prepared in U.S. dollars in accordance with Canadian generally accepted accounting principles ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, the unaudited interim consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2003 (the Company's "annual financial statements") which were included in the Company's annual report to shareholders for the year then ended.

        The unaudited interim consolidated financial statements have been prepared on a basis that is consistent with the accounting policies set out in the Company's annual financial statements.

        In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring items, necessary to present fairly the financial position of the Company as at March 31, 2004 and the results of its operations and cash flows for the three month periods ended March 31, 2004 and 2003.

3.     Cyclicality of Operations

        Substantially all revenue is derived from sales to the North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automotive industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

4.     Use of Estimates

        The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect: the reported amounts of assets and liabilities; the disclosure of contingent assets and liabilities at the date of the unaudited interim consolidated financial statements; and the reported amounts of revenue and expenses during the period. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

5.     Accounting Policy Changes

Stock-based Compensation

        As provided for by new accounting recommendations of The Canadian Institute of Chartered Accountants (the "CICA"), the fair value of stock options granted, modified or settled on or after January 1, 2003 is recognized on a straight-line basis over the applicable stock option vesting period as compensation expense in selling, general and administrative expenses in the consolidated statements of income. For stock options granted prior to January 1, 2003 which are not accounted for at fair value, pro forma earnings disclosure showing the impact of fair value accounting is included in note 8. The impact of this accounting policy change on reported net income and earnings per share is as follows:

	Three Month Periods Ended March 31,
(U.S. dollars except per share figures)
	2004	2003
Increase in selling, general and administrative expenses	$74	$67

Reduction of net income	$74	$67

Reduction of earnings per Class A Subordinate Voting or Class B Share
Basic	$—	$—
Diluted	$—	$—

Asset Retirement Obligations

        As provided for by new accounting recommendations of the CICA, the Company is required to estimate and accrue for the present value of its obligations to restore leased premises at the end of the lease. At lease inception, the present value of this obligation is recognized as other long-term liabilities with a corresponding amount recognized in fixed assets. The fixed asset amount is amortized, and the liability amount is accreted, over the period from lease inception to the time the Company expects to vacate the premises resulting in both depreciation and additional rent in cost of sales in the consolidated statements of income.

        These requirements were adopted by the Company on January 1, 2004 with retroactive restatement. As a result, for the three month period ended March 31, 2003 opening retained earnings was reduced by $735,000 and net income was reduced by $61,000. Basic and diluted earnings per share were unchanged.

        At December 31, 2003 investments were reduced by $8,000, fixed assets were increased by $1,797,000, other long term liabilities were increased by $3,322,000, future tax liabilities were reduced by $335,000, retained earnings was reduced by $1,009,000 and the currency translation adjustment account decreased by $189,000.

        Net income for the three month period ended March 31, 2004 was reduced by $83,000.

Separately Priced Tooling Contracts

        The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" (EIC-142), prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three month period ended March 31, 2004.

6.     Debt

(a)  Convertible Series Preferred Shares

        The liability amounts for the Series 4 and 5 Convertible Series Preferred Shares are presented as current liabilities. The Series 4 Convertible Series Preferred Shares are retractable at any time by Magna International Inc. ("Magna") at their aggregate face value of Cdn$100 million and the Series 5 Convertible Series Preferred are retractable by Magna at their aggregate face value of Cdn$100 million commencing December 31, 2004.

        These shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of Cdn$13.20 per share and are redeemable by the Company commencing December 31, 2005.

(b)  Credit Facility

        At March 31, 2004 the Company had lines of credit totaling $314.8 million. Of this amount, $300 million is represented by an extendible, revolving credit facility that expires on May 27, 2004, at which time the Company may request, subject to lender approval, further revolving 364-day extensions. The unused and available lines of credit at March 31, 2004 were approximately $164.6 million.

(c)  Debt Due to Magna and its Affiliates

        The Company's debt due to Magna and its affiliates consists of the following:

(U.S. dollars in thousands)	March 31, 2004	December 31, 2003
Debt denominated in Canadian dollars (i)	$45,606	$46,512
Debt denominated in Euros (ii)	87,145	94,128
Capital lease obligation denominated in Euros	1,083	1,164

	133,834	141,804
Less due within one year	133,834	141,804

	$—	$—

Notes:

(i)
This debt initially bore interest at 7.5% and was repayable in 2001. In addition to the maturity date, the interest rate on this debt was subsequently renegotiated to 4.85% effective September 2001, 3.10% effective January 1, 2002, 3.60% effective April 1, 2002, 3.83% effective July 1, 2002, 3.90% effective October 1, 2002, 3.85% effective January 1, 2003, 4.25% effective April 1, 2003, 4.19% effective July 1, 2003, 3.86% effective October 1, 2003, 3.65% effective January 1, 2004 and 3.07% effective April 1, 2004. The maturity date of the Cdn$60 million debt has been extended to June 30, 2004.

(ii)
This debt, comprised of three tranches, initially bore interest at 7.0%, 7.0% and 7.5%, respectively, and was repayable October 1, 2002, October 1, 2003 and December 31, 2004, respectively. The maturity date and the interest rate on the first tranche was renegotiated to 4.29% effective October 2, 2002, 3.86% effective January 2, 2003, 3.51% effective April 2, 2003, 3.14% effective July 2, 2003 and 3.32% effective October 2, 2003. The maturity date and the interest rate on the second tranche was renegotiated to 3.32% effective October 2, 2003. Substantially all of the first and second tranches were repaid in December 2003. The remaining portions of the first and second tranches outstanding at December 31, 2003 were repaid in January 2004. The third and final tranche of this debt, totaling Euro 72.0 million, continues to be due December 31, 2004 and bears interest at its original rate of 7.5%.

7.     Capital Stock

Class and Series of Outstanding Securities

        For details concerning the nature of the Company's securities, refer to note 11, "Convertible Series Preferred Shares Held by Magna", and note 14, "Capital Stock", of the Company's annual financial statements.

        The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued
Convertible Series Preferred Shares
(Convertible into Class A Subordinate Voting Shares)	3,500,000	2,000,000
Preferred Shares, issuable in series	Unlimited	—
Class A Subordinate Voting Shares	Unlimited	51,598,778
Class B Shares
(Convertible into Class A Subordinate Voting Shares)	Unlimited	31,909,091

Maximum Shares

        The following table presents the maximum number of shares that would be outstanding if all of the outstanding options, Convertible Series Preferred Shares and Convertible Debentures issued and outstanding as at March 31, 2004 were exercised or converted:

Number of Shares
Class A Subordinate Voting Shares outstanding at March 31, 2004	51,598,778
Class B Shares outstanding at March 31, 2004	31,909,091
Options to purchase Class A Subordinate Voting Shares	2,855,000
Convertible Debentures, convertible by the holders at Cdn $13.25 per share	7,547,019
Convertible Series Preferred Shares, convertible at Cdn$13.20 per share	15,151,516

109,061,404

        The above amounts include shares issuable if the holders of the Convertible Debentures exercise their conversion option but exclude Class A Subordinate Voting Shares issuable, only at the Company's option, to settle interest and principal related to the Convertible Debentures. The number of Class A Subordinate Voting Shares issuable at the Company's option is dependent on the trading price of Class A Subordinate Voting Shares at the time the Company elects to settle Convertible Debenture interest and principal with shares.

8.     Incentive Stock Options

        Information concerning the Company's Incentive Stock Option Plan is included in note 15, "Incentive Stock Options", of the Company's annual financial statements. The following is a continuity schedule of options outstanding:

	Number	Weighted Average Exercise Price	Number of Options Exercisable
Outstanding at December 31, 2003	2,640,000	Cdn$13.02	1,779,000
Granted	330,000	Cdn$11.79	—
Cancelled	(115,000)	Cdn$13.06	(57,000)
Vested			161,000

Outstanding at March 31, 2004	2,855,000	Cdn$12.88	1,883,000

Three month periods ended March 31, 2004 and 2003

        The maximum number of shares reserved to be issued for stock options is 4,100,000 Class A Subordinate Voting Shares. The number of reserved but unoptioned shares at March 31, 2004 is 1,193,750. The total number of shares issued from exercised stock options, from the inception date of the plan, is 51,250.

        The fair value of stock options is estimated at the grant date using the Black-Scholes option pricing model using the following weighted average assumptions for stock options issued in each period indicated:

	Three Month Periods Ended March 31,
(U.S. dollars in thousands)
	2004	2003
Risk free interest rate	2.8%	3.0%
Expected dividend yield	3.0%	3.2%
Expected volatility	37%	39%
Expected life of options	5 years	5 years

        Stock options granted prior to January 1, 2003 are not accounted for at fair value. Had these stock options been accounted for at fair value, the Company's net income attributable to Class A Subordinate Voting and Class B Shares would have been:

	Three Month Periods Ended March 31,
(U.S. dollars, in thousands except per share figures)
	2004	2003
Net income attributable to Class A Subordinate Voting and Class B Shares	$25,653	$25,598
Pro forma adjustments for the fair value of stock options granted prior to January 1, 2003	(108)	(213)

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares	$25,545	$25,385

Pro forma earnings per Class A Subordinate Voting or Class B Share
Basic	$0.31	$0.37
Diluted	$0.27	$0.29

9.     Foreign Exchange

        Selling, general and administrative expenses are net of earnings (losses) resulting from foreign exchange of:

	Three Month Periods Ended March 31,
(U.S. dollars in thousands)
	2004	2003
Foreign exchange income (losses)	$239	$(2,632)

10.   Contingencies

        In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company.

        Ford Motor Company ("Ford") recently updated its Production Purchasing Global Terms and Conditions (the "Global Terms") effective for shipments from Decoma International Corp. ("DIC") and its subsidiaries (collectively the "Supplier") to Ford on or after January 1, 2004. DIC is a direct significant subsidiary of Decoma International Inc. Under the Global Terms, Ford and its "related companies" (collectively the "Ford Group" or the "Buyer") have the right to set off against the Supplier's receivables from the Ford Group amounts owing to the Ford Group by the Supplier's "related companies". "Related companies" is defined under the Global Terms to include any parent company of the Buyer or the Supplier, as appropriate, and any subsidiary or affiliate in which any of them owns or controls at least 25% of the voting stock, partnership interest or other ownership interest.

        Where DIC acts as a "Supplier", Decoma interprets the Global Terms to mean that "related companies" would include Decoma International Inc. (as the parent company of DIC) and its direct and indirect subsidiaries and at least 25% owned entities (collectively the "Decoma Group") but would not include Magna and its direct and indirect subsidiaries and at least 25% owned entities other than the Decoma Group (collectively the "Magna Group").

        Ford may assert that the term "related companies" includes, in relation to DIC or other Suppliers in the Decoma Group, the Magna Group and attempt to set off a Magna Group liability against a Decoma Group receivable. To date, Ford has not attempted to take such action against Decoma and Decoma is not aware of any existing material liability of the Magna Group to the Ford Group which could be applied by the Ford Group in such a manner. If the Ford Group took such an action against Decoma in respect of a material liability of the Magna Group, such action could have a material adverse impact on Decoma's financial condition and liquidity. Any such action by Ford would be contested by Decoma at such time.

11.   Continental Europe Paint Capacity Consolidation Charges

        During the three month period ended December 31, 2003, the Company completed, and committed to, a plan to consolidate its continental Europe paint capacity. This plan entails mothballing the Company's Decoform paint line in Germany and transferring Decoform's painted trim and fascia business to the Company's newer paint lines at its Decorate and Belplas facilities in Germany and Belgium, respectively. Decoform will continue to mold and assemble products for the Company's Decorate facility.

        The consolidation will result in severance costs associated with a reduction of the Decoform workforce of 284 employees which were accrued in the three month period ended December 31, 2003.

        Decoform employees have a contractual notice period of up to two quarters following the quarter in which individual notice is given. The consolidation plan envisions substantially all employees working through their contractual notice periods with paint line production transfers completed by the end of 2004.

        A continuity of the severance accrual related to this consolidation plan is as follows:

(U.S. dollars, in thousands)
Balance, December 31, 2003	$6,799
Payments	(50)
Currency translation	(258)

Balance, March 31, 2004	$6,491

12.   Convertible Debentures

        On March 27, 2003, the Company issued Cdn$100 million of unsecured, subordinated Convertible Debentures bearing interest at 6.5% and maturing March 31, 2010. See note 13 to the Company's annual financial statements for further discussion on the Convertible Debentures.

13.   Other Income

        During the three month period ended March 31, 2003, the Company permanently repatriated $75 million from its United States operations. This repatriation gave rise to the recognition of a pro rata amount of the Company's cumulative translation adjustment account. This amount, totaling $1.4 million, has been included in other income and is not subject to tax.

14.   Segmented Information

        The Company operates in one industry segment, the automotive exteriors business. As at March 31, 2004, the Company had 27 manufacturing facilities in North America and 14 in Europe. In addition, the Company had 8 product development and engineering centres.

        The Company's European divisions operate separately from the Company's North American divisions as a result of differences in customer mix and business environment. The Company's internal financial reports, which are reviewed by executive management including the Company's President and Chief Executive Officer, segment divisional results between North America and Europe. This segmentation recognizes the different geographic business risks faced by the Company's North American and European divisions, including vehicle production volumes in North America and Europe, foreign currency exposure, differences in OEM customer mix, the level of customer outsourcing and the nature of products and systems outsourced.

        The accounting policies of each segment are consistent with those used in the preparation of the unaudited interim consolidated financial statements. Inter-segment sales and transfers are accounted for at fair market value. The following tables show certain information with respect to segment disclosures.

	Three Month Period Ended March 31, 2004
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$458,514	$244,396	$—	$702,910
Inter-segment sales	(6)	(495)	—	(501)

Sales to external customers	$458,508	$243,901	$—	$702,409

Depreciation and amortization	$16,824	$7,274	$—	$24,098

Operating income (loss)	$59,403	$(10,712)	$(2,091)	$46,600

Equity income	$(603)	$—	$—	$(603)

Interest expense (income), net	$14,102	$2,074	$(13,486)	$2,690

Amortization of discount on Convertible Series Preferred Shares, Held by Magna	$—	$—	$1,212	$1,212

Fixed assets, net	$444,838	$234,343	$—	$679,181

Fixed asset additions	$15,168	$17,040	$—	$32,208

Goodwill, net	$49,577	$20,252	$—	$69,829

	Three Month Period Ended March 31, 2003
(U.S. dollars in thousands)	North America	Europe	Corporate	Total
Sales	$394,798	$167,348	$—	$562,146
Inter-segment sales	(202)	(801)	—	(1,003)

Sales to external customers	$394,597	$166,547	$—	$561,143

Depreciation and amortization	$14,174	$6,146	$—	$20,320

Operating income (loss)	$53,975	$(2,812)	$(4,562)	$46,601

Equity income	$(429)	$—	$—	$(429)

Interest expense (income), net	$5,889	$4,336	$(7,476)	$2,749

Amortization of discount on Convertible Series Preferred Shares, Held By Magna	$—	$—	$2,046	$2,046

Other income (note 13)	$—	$—	$(1,387)	$(1,387)

Fixed assets, net	$378,357	$171,016	$—	$549,373

Fixed asset additions	$20,814	$6,750	$—	$27,564

Goodwill, net	$46,457	$18,044	$—	$64,501

INVESTOR INFORMATION

Transfer Agents & Registrars
Canada

Class A Subordinate Voting Shares
        Computershare Trust Company of Canada, Toronto, Canada

6.5% Convertible Unsecured Subordinated Debentures
        Computershare Trust Company of Canada, Toronto, Canada

United States

Class A Subordinate Voting Shares
        Computershare Trust Company, Inc., Golden, Colorado USA

Stock Listings

Class A Subordinate Voting Shares
        Toronto Stock Exchange — DEC. A
        NASDAQ Stock Market — DECA

6.5% Convertible Unsecured Subordinated Debentures
        Toronto Stock Exchange — DEC. DB

Auditor

Ernst & Young LLP, Toronto, Canada

Principal Bankers

Royal Bank of Canada, Toronto, Canada
Citibank Canada, Toronto, Canada

Investor Information

Shareholders seeking assistance or information about the Company are requested to contact:

S. Randall Smallbone
Executive Vice-President, Finance and Chief Financial Officer

50 Casmir Court, Concord, Ontario, Canada L4K 4J5
Telephone (905) 669-2888
Fax (905) 669-5075
Email info@decoma.com

All publicly available information about Decoma may be accessed at www.decoma.com.

DECOMA INTERNATIONAL INC. 50 Casmir Court Concord, Ontario Canada L4K 4J5 tel: 905-669-2888 fax: 905-669-5075 www.decoma.com

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CONTENTS
DECOMA INTERNATIONAL INC. Management's Discussion and Analysis of Results of Operations and Financial Position Three month periods ended March 31, 2004 and 2003